Exhibit (i)

ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW SUITE 900 WASHINGTON, DC 20005-3948 202-508-4600 F 202-508-4650 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

May 16, 2005

JPMorgan Trust II

522 Fifth Avenue

New York, New York 10036

Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(a) Post-Effective Amendment to your Registration Statement under the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the “Commission”) for the purpose of offering an additional share class for the JPMorgan Liquid Assets Money Market Fund, the JPMorgan U.S. Government Money Market Fund, and the JPMorgan Municipal Money Market Fund.

We have examined your Declaration of Trust, as on file in the office of the Secretary of The State of Delaware. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your units of beneficial interest (“Shares”) at not less than the public offering price of such shares and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be validly issued, fully paid and nonassessable.

We consent to this opinion accompanying the Post-Effective Amendment No. 72 when filed with the Commission.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP